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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OP-TECH ENVIRONMENTAL SERVICES, INC.
(Name of Subject Company (Issuer))

NRC MERGER SUB, INC.
and
NRC US HOLDING COMPANY, LLC
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

683450100
(CUSIP Number of Class of Securities)

David Rattner
Secretary
NRC US Holding Company, LLC
450 Park Avenue, Sixth Floor
New York, New York 10022
(212) 634-0100
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Giles P. Elliott Jones Day 21 Tudor Street London EC4Y OOJ +44.20.7039.5229	Mark E. Betzen Jones Day 2727 N. Harwood Street Dallas, TX 76021 (214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,892,499.55	$940.14

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by (a) multiplying $0.116, the per share tender offer price, by 59,211,203 shares of common stock of OP-TECH Environmental Services, Inc., which number of shares includes (i) 11,940,373 shares of common stock issued and outstanding and (ii) 47,270,830 shares of common stock to be issued upon conversion of all convertible notes issued by OP-TECH Environmental Services, Inc. (assuming such convertible notes are converted into shares of Common Stock as of July 29, 2013), and (b) adding an amount equal to (i) the product of $0.116, the per share tender offer price, and 480,000 shares of common stock issuable upon exercise of outstanding warrants, minus (ii) $31,680, the aggregate exercise price of such warrants.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001364
☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by NRC US Holding Company, LLC, a Delaware limited liability company ("NRC"), and NRC Merger Sub, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of NRC. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of OP-TECH Environmental Services, Inc., a Delaware corporation ("Op-Tech"), at a price of $0.116 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2013 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company is OP-TECH Environmental Services, Inc. Op-Tech's principal executive offices are located at 1 Adler Dr., East Syracuse, NY 13057, and its telephone number at such principal executive offices is (315) 437-2065.

        (b)   This Schedule TO relates to Purchaser's offer to purchase all outstanding Shares. According to Op-Tech, as of June 27, 2013 there were (1) 11,940,373 Shares outstanding, (2) options outstanding to purchase an additional 200,335 Shares, (3) warrants outstanding to purchase an additional 480,000 Shares, and (4) convertible notes that are convertible into approximately 46,668,091 Shares (assuming such notes were converted as of June 27, 2013). The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The information set forth in Section 9—"Certain Information Concerning Purchaser and NRC" of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Sections 8, 9, 10 and 11—"Certain Information Concerning Op-Tech," "Certain Information Concerning Purchaser and NRC," "Background of the Offer; Contacts with Op-Tech" and "Purpose of the Offer

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and Plans for Op-Tech; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Contacts with Op-Tech," "Purpose of the Offer and Plans for Op-Tech; Transaction Documents" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Op-Tech," "Certain Information Concerning Purchaser and NRC," "Background of the Offer; Contacts with Op-Tech" and "Purpose of the Offer and Plans for Op-Tech; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Sections 10, 11 and 16—"Background of the Offer; Contacts with Op-Tech," "Purpose of the Offer and Plans for Op-Tech; Transaction Documents" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10, 11 and 13—"Certain Information Concerning Purchaser and NRC," "Background of the Offer; Contacts with Op-Tech," "Purpose of the Offer and Plans for Op-Tech; Transaction Documents" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Op-Tech; Transaction Documents," "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Section 7—"Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 28, 2013
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery

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(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of Summary Advertisement, as published in the New York Times on June 28, 2013
(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)
(d)(2)
Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, Purchaser, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)
(d)(3)	Confidentiality and Non-Disclosure Agreement, dated January 25, 2013, by and between Op-Tech and J.F. Lehman & Company, Inc.
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRC US HOLDING COMPANY, LLC
By:	/s/ STEVEN CANDITO
Name:	Steven Candito
Title:	President, CEO and Treasurer
NRC MERGER SUB, INC.
By:	/s/ C. ALEXANDER HARMAN
Name:	C. Alexander Harman
Title:	President

Dated: June 28, 2013

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 28, 2013
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of Summary Advertisement, as published in the New York Times on June 28, 2013
(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)
(d)(2)
Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, Purchaser, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)
(d)(3)	Confidentiality and Non-Disclosure Agreement, dated January 25, 2013, by and between Op-Tech and J.F. Lehman & Company, Inc.
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX